Exhibit 12.1

Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2007
Income before income taxes	3,562	4,215	2,700	7,068	7,468	7,253
Plus fixed charges:
Interest expense	12	116	260	117		576
Estimate of the interest within rental expense

Total fixed charges	12	116	260	117		576

Fixed charges	12	116	260	117		576

Earnings to fixed charges	3,574	4,331	2,960	7,185	7,468	7,829

Ratio of earnings to fixed charges	297.83	37.34	11.38	61.41	N/A	13.58